Stephen M. Davis 212.813.8804 SDavis@goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

October 30, 2009

VIA E-MAIL and EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-7410 Attention: Ms. Maryse Mills-Apenteng

Re:	Convera Corporation
Schedule 14C (Preliminary Information Statement)
Filed September 25, 2009
File No. 000-31989

Dear Ms. Mills-Apenteng:

We are providing you with the responses of Convera Corporation (“Convera”) to the comments in the letter from Staff of the Securities and Exchange Commission (the “Staff”) dated October 28, 2009 to Convera’s Preliminary Information Statement (the “Information Statement”) pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and our response letter to the Staff dated October 13, 2009.  For your convenience, we have repeated each of the two comments from the Staff in bold immediately prior to our response below:

1. Please provide us with a detailed analysis of whether Rule 13e-3 applies to the proposed dissolution and merger transaction.  We note for example, the continuity of management following the merger.  Refer to Compliance & Disclosure Interpretation 201.05 for further guidance available at http://www.sec.gov/divisions/corpfin/guidance/13c-3-interps.htm.  We may have further comment.

Rule 13e-3 applies to “going private” transactions by certain issuers or their affiliates.  Convera’s dissolution, either by itself or when taken together with the merger of Convera’s two subsidiaries with Firstlight Online (“Firstlight”), is not a Rule 13e-3 transaction.

The crux of Rule 13e-3(a)(3)(i)A-C is whether the enumerated transactions are with an “affiliate.”  It appears that the Staff’s focus is on the merger, and the merger is neither with an affiliate, nor does it contain or include any of the attributes listed or referred to in Compliance & Disclaimer Interpretation 201.05 (the “Interpretation “) particularly as those attributes relate to the “continuity of management”.

Firstlight, the entity with which the Convera subsidiaries will be merging, is not an affiliate of Convera.  Neither the entity nor any affiliate of Firstlight own any equity in Convera or maintain any relationship, contractual or otherwise, that would provide control or would be deemed control.  Neither Convera nor any affiliate of Convera, owns any equity securities of Firstlight or maintain any relationship, contractual or otherwise, that would provide control or would be deemed control.

Ms. Maryse Mills-Apenteng
October 30, 2009

Post-transaction, two executive officers of Convera, its current CEO (Patrick Condo) and CFO (Matthew Jones), will become employees of Firstlight, but neither will be an executive officer of Firstlight.  In addition, two current directors of Convera, Mr. Condo and Carl Rickertsen, will become members of the Firstlight Board of Directors.  Firstlight will be designating the other three directors and will control the Firstlight board.  There are no voting agreements which would grant Convera or Convera affiliates any rights, whether control or otherwise.  Current Firstlight principals will own over 50% of the combined entity after the merger and executive management is contemplated to be predominately current Firstlight employees.  In addition, the three current Convera officers and directors who will be joining Firstlight after the merger (Messrs. Condo, Jones and Rickertsen) will not own any Firstlight equity at the time of the merger, and they will be granted options in immaterial amounts consistent with their position and duties and will otherwise only be compensated in a customary and reasonable manner.  Consequently, there is not the “continuing of management” cited by the Interpretation nor other form of control that would trigger 13e-3.

We note as well that Convera will continue to be registered under the Exchange Act following the filing of the certificate of dissolution and the merger and will continue to be subject to the reporting requirements under the Exchange Act.

In addition, there will be no change of ownership of Convera stock as a result of the two transactions.  The Convera stockholders immediately prior to the two transactions will be the identical Convera stockholders immediately following the two transactions with no changes in share ownership.

For the reasons stated above, we believe Rule 13e-3 does not apply to Convera’s dissolution and/or the Subsidiary Merger.

Ms. Maryse Mills-Apenteng
October 30, 2009

2. We are considering your responses to prior comments 2, 3 and 4 and may have comments at a later date.

We note the Staff’s comment.

We thank the Staff for its continued courtesies.  If the Staff needs any additional information or has any further questions, please do not hesitate to contact me at 212-813-8804.

Sincerely,

/s/ Stephen M. Davis
Stephen M. Davis

cc:           Michael F. Johnson